

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2022

Jie Liu
Chief Executive Officer
Hongli Group Inc.
Beisanli Street, Economic Development Zone
Changle County, Weifang
Shandong, China 262400

Re: Hongli Group Inc.
Amendment No. 4 to Registration Statement on Form F-1
Filed June 17, 2022
File No. 333-261945

Dear Mr. Liu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 14, 2022 letter.

Amendment No. 4 to Registration Statement on Form F-1 filed June 17, 2022

Cover Page

1. We note your disclosure that the Cayman Islands holding company controls and receives the economic benefits of the VIE's business operations through contractual agreements between the VIE and your wholly foreign-owned enterprise (WFOE) and that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references

to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes.

Commonly Used Defined Terms, page ii

2.   We note that you exclude Hong Kong and Macau from your definition of PRC or China. Please revise to remove these exclusions from this definition.

Summary Consolidated Financial Data, page 26

3.   We note your revised disclosures in response to prior comment 8. Please explain to us why the amount of the consulting fee income/consulting fee services expense in the consolidating income statement worksheet differs from the consulting fee receivable/payable in the consolidating balance sheet for fiscal 2021. Also revise to refer to these worksheets as condensed consolidating statements of operations and balance sheets.

Use of Proceeds, page 68

4.   Please revise footnote (1) to clarify what is meant by "such portion" of the proceeds will be used to pay for the Yingxuan Assets in the event Hongli Shandong is not able to obtain the loan from the Bank of Weifang. In this regard, quantify the additional proceeds that will be used if the loan is not obtained, which appears to be approximately $3.8 million after factoring in the $7.2 million and $6.2 million already disclosed.

Capitalization, page 70

5.   We note your revised disclosures in response to prior comment 12. Please further revise to reflect the $6.2 million of proceeds that you intend to use for the Yingxuan Asset purchase in the "as adjusted" column as a cash reduction. Also, revise your discussion in footnote (3) to address, in quantified terms, the impact of the pending loan and the intended repayment of such loan on your cash and total capitalization as well as the impact should you not receive final approval for such loan. Lastly, revise to refer to the as-adjusted column as pro-forma.

Dilution, page 70

6.   Please provide us with the calculations that support your net tangible book value of $10,161,237.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Factors Affecting Our Results of Operations, page 74

7.   We note from your disclosures that you expect the steel price to stabilize in the near future and therefore, you do not think that the trend of increased steel price will have a material

impact on your results of operations or liquidity in the near term. Please revise to clarify what is meant by "near future" and "near term." Also, explain the basis for this disclosure and how steel prices to date in fiscal 2022 or other operational strategies impacted your assertions.

8. You state that if the steel price increases by more than 10%, the PRC operating entities will negotiate with their customers to adjust the selling price on the sales side. Please clarify whether such negotiations relates to existing contracts or to new contracts with your customer. To the extent you renegotiate existing contracts, please tell us how you account for the contract modifications and revise your disclosures, both here and in the financial statement footnotes, as necessary.

Liquidity and Capital Resources, page 81

9. You state that to the extent you are unable to obtain the bank loan to complete Hongli Shandong's expansion plan, you will re-allocate 28% of the proceeds from this offering to pay for the Yingxuan Assets. It appears from your disclosures on page 68 that you already plan to use $6.2 million (or 28%) of the proceeds to pay for these Assets regardless of whether the loan is obtained. Please explain further this disclosure. To the extent this is intended to convey that you will pay the remaining $11.0 million due for the Yingxuan Assets from the proceeds of the offering if you are unable to obtain the loan, then revise to clearly indicate as such and provide the dollar amount of proceeds that you intend to use to fund the expansion plan.

10. Please revise to include a discussion of the loan agreements with Industrial and Commercial Bank of China and Agricultural Bank of China that you entered into during fiscal 2022.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 81

11. Please file the asset transfer agreements with Yingxuan regarding the acquisition of the Yingxuan Assets as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(C) of Regulation S-K.

Material Income Tax Consideration, page 164

12. Please revise both here and in Section C.vi of the East & Concord Partners opinion to state that the disclosure regarding the PRC tax laws and regulations or interpretations represents the opinion of counsel. Also, revise the disclosure in the U.S. Federal Income Taxation section to state that it represents the opinion of Messina Madrid Law PA. For guidance, refer to Section III.B.2 of Staff Legal Bulletin #19.

You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney,

Jie Liu
Hongli Group Inc.
June 28, 2022
Page 4

at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Arila Zhou, Esq.